

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

Via E-mail
Mr. Edward Barrios
President
Cataca Resources, Inc.
782 Ayala Avenue
Makati City, Philippines, 2130

> **Re: Cataca Resources, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 8, 2014**
> **File No. 333-190255**

Dear Mr. Barrios:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

1. Please update the unaudited interim financial statements though the interim period ended June 30, 2014. See Rule 8-08 of Regulation S-X.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Via E-mail
        Mr. D. Roger Glenn, Esq.
        Glenn & Glenn